SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 15, 2004**

Graco Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast
Minneapolis, Minnesota   **55413**
(Address of principal executive offices)   (Zip Code)

(612) 623-6000
(Registrant's telephone number)

Item 12.   **Disclosure of Results of Operations and Financial Condition**

The following information is being furnished to the Commission under Item 12 of Form 8-K, Results of Operations and Financial Conditions. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

On April 15, 2004, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the completed fiscal quarter ended March 26, 2004. The release is furnished as Exhibit 99 hereto and is incorporated herein by reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: April 16, 2004   By:_____

Its: Vice President, General Counsel and Secretary

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



GRACO

News Release

FOR IMMEDIATE RELEASE:
Thursday, April 15, 2004

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD FIRST QUARTER RESULTS
NET EARNINGS INCREASE 23 PERCENT
NET SALES INCREASE 13 PERCENT

MINNEAPOLIS, MN (April 15, 2004) - Graco Inc. (NYSE: GGG) today announced first quarter net earnings of $22.3 million on net sales of $135.0 million – increases over the prior year of 23 percent and 13 percent, respectively. Diluted net earnings per share were $0.32 versus $0.25 last year, a 28 percent increase.

When compared to 2003 results, the weaker U.S. dollar versus foreign currencies helped to increase first quarter net earnings and net sales. Translated at consistent exchange rates, first quarter net earnings and net sales increased by 10 percent and 9 percent, respectively.

First quarter Industrial/Automotive Equipment Division sales of $63.3 million increased 21 percent versus the same period last year. When translated at constant exchange rates, sales were up 14 percent. Volume was higher in all three regions with double-digit increases in both the Americas and Asia Pacific. The increase in the Americas was characterized by an across-the-board pick-up in virtually all product categories as demand for Graco's industrial equipment continued to be strong, similar to what was experienced in the fourth quarter of last year.

When compared to the first quarter of 2003, worldwide Contractor Equipment Division sales of $59.0 million increased 8 percent. In the Americas, sales were higher in both the professional paint store channel and home center channel. In the professional paint store channel, product sales were up in most categories with larger paint sprayers showing nice increases over last year. The home center channel experienced solid revenue gains versus last year's first quarter. Sales volume increased modestly in Europe. In Asia sales were up substantially, with strong gains in all regions (except Japan) and across all product categories.

First quarter sales for the Lubrication Equipment Division were $12.8 million, up 3 percent from last year. Sales were up in the Americas despite a tough comparison to last year's first quarter, which included sales of approximately $1 million of the Matrix™ fluid dispensing system that were not repeated this year. The Matrix system is on hold pending completion of design changes and successful field testing.

First quarter sales in the Americas increased 9 percent to $89.3 million. In Europe, net sales of $27.9 million were 18 percent higher than the first quarter of 2003, but measured in local currencies sales were up 3 percent. In Asia Pacific, net sales of $17.8 million were 28 percent higher than the first quarter of 2003, and sales measured in local currencies increased 25 percent. The large increase in Asia Pacific was characterized by higher sales in every major country.

Graco's gross profit margin, expressed as a percentage of sales, was 54.4 percent for the quarter versus 52.7 percent for the same period last year. The higher gross margin was primarily due to favorable exchange rates.

Graco's operating profit margin, expressed as a percentage of sales, was 24.8 percent for the first quarter versus 22.7 percent last year. Higher sales and an improved gross profit margin offset increased operating expenses to result in improved profitability.

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"We are pleased to report record first quarter results," said President and Chief Executive Officer David A. Roberts. "This represents our third consecutive quarter where all three of our segments reported higher sales when compared to the same period in the prior year. We are especially pleased to see that our Industrial/Automotive sales in the Americas were up significantly this quarter. As most of our long-term shareholders know, this segment was the most negatively impacted by the recession that began in 2001; it is satisfying to see the revenue pick-up that has taken place in the last six months. In addition to the large increase in Industrial/Automotive, our Contractor segment continues to show higher sales, driven by a combination of new product introductions, favorable conditions in the U.S. housing market and underlying growth in both Europe and Asia. Overall profits this quarter were strong with operating margins of 24.8 percent, a record for the first quarter. The increases posted this quarter are evidence that an economic recovery is taking place and we continue to look for higher sales and net earnings this year."

Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2003 for a more comprehensive discussion of these and other risk factors. Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Conference Call

A conference call for analysts and institutional investors will be held Friday, April 16, 2004, at 11:00 a.m. ET to discuss Graco's first quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 2:00 p.m. ET on April 16, 2004, by dialing 800.642.1687, passcode 6448485, if calling within the U.S. or Canada. The dial-in number for international participants is 706.645.9291, with the same passcode. The replay by telephone will be available through April 19, 2004.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

	First Quarter (13 weeks) Ended	
(In thousands, except per share amounts)	March 26, 2004	March 28, 2003
Net Sales	$134,982	$119,660
Cost of products sold	61,578	56,657
Gross Profit	73,404	63,003
Product development	5,122	4,473
Selling, marketing and distribution	24,397	22,897
General and administrative	10,443	8,512
Operating Earnings	33,442	27,121
Interest expense	171	128
Other expense (income), net	(56)	(101)
Earnings before Income Taxes	33,327	27,094
Income taxes	11,000	8,900
Net Earnings	$ 22,327	$ 18,194
Net Earnings per Common Share		
Basic	$ 0.32	$ 0.26
Diluted	$ 0.32	$ 0.25
Weighted Average Number of Shares		
Basic	69,082	70,850
Diluted	70,242	71,849

All share and per share data reflects the three-for-two stock split on March 30, 2004.

All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

	First Quarter (13 weeks) Ended	
(In thousands)	March 26, 2004	March 28, 2003
Net Sales		
Industrial / Automotive	$ 63,251	$ 52,417
Contractor	58,975	54,838
Lubrication	12,756	12,405
Consolidated	$134,982	$119,660
Operating Earnings		
Industrial / Automotive	$ 20,761	$ 13,988
Contractor	12,017	10,757
Lubrication	3,002	3,147
Unallocated Corporate Expense	(2,338)	(771)
Consolidated	$ 33,442	$ 27,121

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	March 26, 2004	Dec. 26, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 23,688	$112,118
Accounts receivable, less allowances of		
$6,200 and $5,700	100,305	98,853
Inventories	32,944	29,018
Deferred income taxes	15,776	14,909
Other current assets	1,242	1,208
Total current assets	173,955	256,106
Property, Plant and Equipment		
Cost	222,022	221,233
Accumulated depreciation	(128,090)	(126,916)
	93,932	94,317
Prepaid Pension	25,943	25,444
Goodwill	9,199	9,199
Other Intangible Assets, net	10,035	10,622
Other Assets	2,638	1,702
	$315,702	$397,390
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 9,678	$ 4,189
Trade accounts payable	19,462	15,752
Salaries, wages and commissions	11,448	16,384
Accrued insurance liabilities	9,987	9,939
Accrued warranty and service liabilities	9,290	9,227
Income taxes payable	14,021	5,981
Dividends payable	6,459	110,304
Other current liabilities	14,326	16,171
Total current liabilities	$ 94,671	$187,947
Retirement Benefits and Deferred Compensation	31,139	30,567
Deferred Income Taxes	8,828	9,066
Shareholders' Equity		
Common stock	46,166	46,040
Additional paid-in capital	91,410	81,405
Retained earnings	44,695	43,295
Other, net	(1,207)	(930)
Total shareholders' equity	181,064	169,810
	$315,702	$397,390

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	First Quarter (Thirteen Weeks) Ended	
	March 26, 2004	March 28, 2003
Cash Flows from Operating Activities		
Net Earnings	$ 22,327	$ 18,194
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	4,602	4,401
Deferred income taxes	(901)	(966)
Tax benefit related to stock options exercised	2,500	500
Change in:		
Accounts receivable	(1,550)	388
Inventories	(3,949)	(5,561)
Trade accounts payable	3,717	(142)
Salaries, wages and commissions	(4,911)	(5,142)
Retirement benefits and deferred compensation	(424)	640
Other accrued liabilities	6,361	5,124
Other	83	30
Net Cash from Operating Activities	27,855	17,466
Cash Flows from Investing Activities		
Property, plant and equipment additions	(3,838)	(3,276)
Proceeds from sale of property, plant and equipment	14	76
Capitalized software additions	(785)	—
	(4,609)	(3,200)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	7,592	5,826
Payments on notes payable and lines of credit	(2,123)	(10,977)
Common stock issued	8,652	5,216
Common stock retired	(15,202)	(55,258)
Cash dividends paid	(110,590)	(3,922)
	(111,671)	(59,115)
Effect of exchange rate changes on cash	(5)	(315)
Net increase (decrease) in cash and cash equivalents	(88,430)	(45,164)
Cash and cash equivalents		
Beginning of year	112,118	103,333
End of period	$ 23,688	$ 58,169

All figures are subject to audit and adjustment at the end of the fiscal year.

# # #



April 16, 2004

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
        File No. 001-9249

Gentlemen:

    Enclosed is a Form 8-K for Graco Inc. furnished in connection with its
Press Release of April 15, 2004.

                                    Very truly yours,

                                    Robert M. Mattison
                                    Vice President, General Counsel
                                    and Secretary

RMM:ajp

Enclosures

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